UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2019

COMMISSION FILE NUMBER 001-38976

Genmab A/S
(Exact name of Registrant as specified in its charter)

Kalvebod Brygge 43

1560 Copenhagen V

Denmark

+45 70 20 27 28
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F.

Form 20‑F ☒      Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1)

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7)

Yes ☐      No ☒

Exhibit 99.1 to this report on Form 6-K shall be deemed to be incorporated by reference in Genmab A/S’s registration statement on Form S-8 (File No. 333-232693) and in the outstanding prospectus contained in such registration statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENMAB A/S

BY:	/s/ David A. Eatwell
Name: David A.Eatwell
Title: Executive Vice President & Chief Financial Officer

DATE: August 14, 2019

EXHIBIT INDEX

A
Exhibit	Description of Exhibit

99.1	Interim Report Dated August 14, 2019
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document